Exhibit 99.1

Atna Intersects New Mineralization as Pinson Adit Advances

Vancouver, B.C. (July 11, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to report additional gold mineralization from pre-collar drilling in the hanging-wall of the Range Front Zone above the adit level at the Pinson project in Nevada. The grade and thickness of the intersections confirm the additional discovery potential anticipated on the project, while the location above the adit suggests the possibility to increase resources available for early mining. Additional drilling will be required to properly define a resource and to determine its economic potential. Assay results are summarized in the following table:

Drill Hole	Depth (ft)	From (ft)	To (ft)	Length - ft (m)	Au opt (g/t)

APRF-246	260.0	155.0	160.0	5.0 (1.5)	0.102 (3.5)
APRF-247	600.0	575.0	580.0	5.0 (1.5)	0.230 (7.9)
APRF-248	460.0	280.0	300.0	20.0 (6.1)	0.229 (7.9)
(and)		350.0	400.0	50.0 (15.2)	0.275 (9.4)
(including)		370.0	395.0	25.0 (7.6)	0.378 (12.9)
APRF-249	400.0	370.0	390.0	20.0 (6.1)	0.208 (7.1)
(including)		375.0	380.0	5.0 (1.5)	0.427 (14.7)
APRF-250	300.0	130.0	140.0	10.0 (3.05)	0.152 (5.2)

The 10,060 foot (23 hole) pre-collar reverse circulation drill program is complete and core drills mobilized to the site will enter the pre-collared reverse circulation holes to begin definition drilling of the Range Front mineralization.

The underground adit has advanced over 375 feet from the portal towards the Range Front zone, where a cross-cut will be developed in the hanging wall for definition drilling and where direct access will be established into the mineralization for test mining and bulk sampling. Ground conditions are good with little or no rock bolting required in the ribs and minor precautionary bolting and screening along the back. No water has been encountered in the workings.

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is working to complete a feasibility study at Pinson with a view to achieving early production, as well as exploring of portfolio of gold prospects in Nevada.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com